Exhibit 99.1

AMTD IDEA’s Total Assets Exceeded US$2.6 Billion as of 2026 Half Year and Sets Forth Clear Growth Path in Global Hospitality

●	Revenue from contracts with customers grew by 32.1% to US$32.0 million

●	Hospitality arm’s revenue surged by 59.8%

●	Total Assets amounted to US$2.6 billion (US$4.5/share)

●	Net Assets amounted to US$1.9 billion (US$3.3/share)

PARIS & NEW YORK & SINGAPORE, October 23, 2026

AMTD IDEA Group (“AMTD IDEA” or “the Company”, NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual listed company and also a listed holding platform for (i) digital solutions, (ii) media, entertainment and cultural connectors, and (iii) global premium assets, hospitality and VIP services today announced its unaudited financial results for the six months ended June 30, 2026.

Highlights of Half Year Financial Results

●	During the first half of 2026, the Company significantly scaled its global hospitality footprint through the successful acquisition and integration of premier hotel properties located in key international markets: New York, Perth, London and Kuala Lumpur. Driven by these strategic acquisitions and strong operational execution, revenue from our hotel operations, hospitality, and VIP services segment surged by 59.8% to US$20.2 million compared to the same period last year.

●	Building upon the successful launch and rapid popularity of our inaugural L’Officiel Coffee in Omotesando, Japan, the Company continued the strategic rollout of its IP extended businesses by opening our second L’Officiel Coffee and Bar in Macao SAR in September 2026. This new venue further leverages AMTD L’Officiel’s intellectual properties, offering our signature specialty coffees and beautifully crafted sweets—including L’Officiel magazine cakes and seasonal fruit taste mousse cakes - while expanding our vibrant social and cultural footprint into a key Asian entertainment and tourism hub.

Statement from Senior Management:

Mr. Xavier Zee, CFO of the Company, “I am pleased to report that the Group has further enriched its hospitality portfolio following acquisitions of hotels in 4 international cities, namely New York, Perth, London and Kuala Lumpur. We continuously see strong momentum in this strategic sector and are heartened for the solid hospitality results after the acquisitions. We also see that there are many collaboration opportunities and synergies between our IP related business and this hospitality arm, which will bring in more revenue streams for the Group”.

Financial Results for the Six Months Ended June 30, 2026

Revenue

Our revenue for the six months ended June 30, 2026, amounted to US$67.1 million, a change from US$89.0 million recorded for the comparable period in 2025.

Segment Revenue

●	Hotel operations, hospitality and VIP services income increased from US$12.7 million in the comparable period in 2025 to US$20.2 million for the six months ended June 30, 2026, representing a 59.8% growth. This increase was primarily driven by the expansion of our asset portfolio, including the newly acquired hotels.

●	Fashion, arts and luxury media advertising and marketing services income increased to US$10.5 million for the six months ended June 30, 2026, compared to US$10.0 million in the comparable period in 2025.

●	Digital solutions and other services income was US$1.3 million for the six months ended June 30, 2026, compared to US$1.6 million for the comparable period in 2025.

●	Dividend income and gains from disposed financial assets at FVTPL was US$10.1 million for the six months ended June 30, 2026, compared to US$8.6 million for the comparable period in 2025.

●	Net fair value changes on financial assets at FVTPL was US$25.0 million for the six months ended June 30, 2026, compared to US$56.2 million for the comparable period in 2025. The decrease was mainly attributable to lower unrealized gains on our investment portfolio compared to 2025.

Other Income And Gains

Other income and gains increased from US$15.7 million for the comparable period in 2025 to US$16.3 million for the current period.

Other Operating Expenses

Other operating expenses for the six months ended June 30, 2026, increased by 30.7% as compared to the comparable period in 2025 to US$27.0 million. This was primarily attributable to an increase in our hotels’ depreciation charges and additional operating costs recognized from our hotels in line with the expansion of our hotel operations.

Staff Costs

Staff costs for the six months ended June 30, 2026, decreased slightly to US$6.5 million, compared to US$6.6 million for the comparable period in 2025.

Finance Costs

Finance costs for the six months ended June 30, 2026, decreased to US$4.4 million compared to US$7.1 million for the comparable period in 2025. We remain committed towards continuous efforts in asset liability management in order to manage our overall funding costs.

Income Tax Expense

Income tax expense for the six months ended June 30, 2026, increased to US$5.1 million compared to US$1.5 million for the comparable period in 2025.

Profit For The Period

The Company recorded a profit of US$40.3 million in the six months ended June 30, 2026, compared to a profit of US$68.8 million for the comparable period in 2025, which is mainly due to the lower unrealized gains on our investment portfolio in 2026.

Financial Position and Balance Sheet Analysis

The Group’s financial position expanded significantly during the six months ended June 30, 2026, reflecting the successful execution of our strategic acquisitions in the hospitality sector. Total assets increased to US$2.6 billion as of June 30, 2026, compared to US$2.3 billion as of December 31, 2025. Total liabilities increased to US$543.3 million from US$385.4 million, while total equity strengthened to US$1.9 billion from US$1.8 billion.

Key fluctuations in our balance sheet items include:

●	Property, Plant and Equipment: Property, plant and equipment surged by US$380.3 million, from US$314.1 million as of December 31, 2025, to US$694.3 million as of June 30, 2026. This increase was the primary driver of our asset growth and is directly attributable to the acquisitions of the premier hotel properties.

●	Bank Borrowings: Total bank borrowings (current and non-current) increased to US$342.9 million as of June 30, 2026, from US$292.1 million as of December 31, 2025. This increase reflects the strategic utilization of debt facilities to support the acquisition of our new hotel properties.

●	Deferred Tax Liabilities: Deferred tax liabilities increased to US$52.6 million as of June 30, 2026, compared to US$5.6 million at the end of 2025. This increase is primarily attributable to the provisional fair value adjustments and purchase price allocations related to the newly acquired hotel operations.

●	Total Equity and Non-Controlling Interests: Total equity grew from US$1,764.8 million to US$1,855.1 million. This was driven by the net profit generated during the period and an increase in non-controlling interests (from US$177.1 million to US$260.0 million), which relate to the acquisitions of the hotels which are non-wholly owned by the Group.

Key Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In accordance with the relevant accounting standards for business combinations (ASC 805 under US GAAP), the initial accounting for the recent acquisitions of the hotel operations in Kuala Lumpur, Perth, and London is incomplete as of the end of the reporting period. Consequently, these acquisitions have been accounted for using provisional amounts.

The reported figures—including the fair value of identifiable assets acquired, liabilities assumed, and any resulting goodwill—are subject to change upon the finalization of the purchase price allocation during the measurement period (which will not exceed one year from the respective acquisition dates). Adjustments to these provisional amounts will be recognized retrospectively to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Subsequent Event

On October 6, 2026, the Company announced a change in the ratio of its American Depositary Shares (ADSs) to its Class A ordinary shares. Further details regarding the ADS ratio change were furnished to the U.S. Securities and Exchange Commission on Form 6-K. The change in ADS ratio is completed on October 19, 2026.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Six months ended June 30,
	2025	2026
	US$’000	US$’000
	(unaudited)	(unaudited)
REVENUE
Digital solutions and other services income	1,607	1,277
Fashion, arts and luxury media advertising and marketing services income	9,976	10,513
Hotel operations, hospitality and VIP services income .	12,668	20,245
Dividends and gains from disposed financial assets at fair value through profit or loss	8,612	10,116
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gains from disposed financial assets at fair value through profit or loss)	56,176	24,990
	89,039	67,141

Other income and gains	15,664	16,254
Other operating expenses	(20,641)	(26,984)
Staff costs	(6,640)	(6,500)
Finance costs	(7,054)	(4,446)
PROFIT BEFORE TAX	70,368	45,465
Income tax expense	(1,544)	(5,126)

PROFIT FOR THE PERIOD	68,824	40,339
Attributable to:
Owners of the company
Ordinary shareholders	43,206	24,550
Holders of perpetual securities	2,157	265
Non-controlling interests	23,461	15,524
	68,824	40,339
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Class A ordinary shares:
Basic (US cents per share)	10.22	4.31
Diluted (US cents per share)	10.22	4.31
Class B ordinary shares:
Basic (US cents per share)	10.22	4.31
Diluted (US cents per share)	10.22	4.31

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2025, AND JUNE 30, 2026

	December 31, 2025	June 30, 2026
	US$’000	US$’000
	(audited)	(unaudited)
ASSETS
Current assets
Accounts receivable	7,113	7,400
Prepayments, deposits and other receivables	21,437	38,708
Due from immediate holding company	1,346,526	1,248,573
Financial assets at fair value through profit or loss	8,327	26,246
Cash and bank balances	51,074	42,533
Total current assets	1,434,477	1,363,460

Non-current assets
Property, plant and equipment	314,069	694,321
Intangible assets	119,099	118,191
Deposits	82,609	-
Financial assets at fair value through profit or loss	350,060	374,994
Total non-current assets	865,837	1,187,506
Total assets	2,300,314	2,550,966

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,532	3,396
Bank borrowings	50,232	34,961
Other payables and accruals	10,144	52,278
Due to a non-controlling shareholder	64,081	76,422
Tax payable	3,426	5,283
Total current liabilities	129,415	172,340

Non-current liabilities
Bank borrowings	241,910	307,965
Deferred tax liabilities	5,645	52,566
Deferred underwriting commissions	6,000	6,000
Provisions	2,407	4,422
Total non-current liabilities	255,962	370,953
Total liabilities	385,377	543,293

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS AT DECEMBER 31, 2025 AND JUNE 30, 2026

	December 31, 2025	June 30, 2026
	US$’000	US$’000
	(audited)	(unaudited)
Commitments and Contingencies
Redeemable shares issued by TGE Value Creative Solutions Corp (“TGE SPAC”)	150,110	152,545

Equity
Share capital	64	64
Treasury shares	(734,658)	(734,658)
Reserves	2,109,994	2,117,443
Total equity attributable to ordinary shareholders of the Company	1,375,400	1,382,849
Non-controlling interests	177,104	259,956
Perpetual securities	206,559	206,559
Warrants	5,764	5,764
Total equity	1,764,827	1,855,128
Total liabilities, redeemable shares issued by TGE SPAC and equity	2,300,314	2,550,966